FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Table of Contents

Page

Press Release, dated November 7, 2002, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited consolidated financial statements for the third quarter 2002	15

November 7, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP REPORTS THIRD QUARTER RESULTS 2002

BRUSSELS, Belgium, November 7, 2002 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that in the third quarter of 2002 reported earnings amounted to EUR 23.8 million compared to EUR-14.9 million in 2001, which included an exceptional charge for the closure of Super Discount Markets. On a per share basis net earnings were EUR 0.26 (EUR-0.16 in 2001).

Sales of Delhaize Group were supported by growth in Europe, in Asia and at Hannaford in the U.S. Hannaford continued to benefit from the ongoing roll-out of the Festival for the Senses market strategy, Delhaize Belgium from the success of its new commercial policy and Alfa-Beta (Greece) from the continued success of the integration of its Trofo acquisition. The two other U.S. banners, Food Lion and Kash n’ Karry, experienced sales and margin declines as both were negatively impacted by economic softness and aggressive competition.

“We are very focused in our efforts to improve sales momentum especially at Food Lion”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We are committed to strengthen Food Lion’s competitive position through price leadership, better operational execution and enhancing its customers’ shopping experience in fresh products, service and convenience. In light of the current softness in sales, we also continue to identify cost savings to increase competitive leverage and protect profitability.”

Organic sales growth of Delhaize Group was positive 2.0% in the third quarter of 2002; however, total sales decreased by 7.5% to EUR 5.0 billion compared to 2001 due to the weakening of the U.S. dollar, weak sales at two of its U.S. banners and the closing of Super Discount Markets in the fourth quarter of 2001. At identical exchange rates total sales growth would have been 0.6%. Delhaize Group added 14 stores to its sales network in the quarter, reaching a total of 2,495 stores.

Delhaize continues to generate significant operating cash flow. In the third quarter, cash flow from operations (EBITDA) of Delhaize Group amounted to EUR 344.7 million, or 6.8% of sales. Cash flow from operations declined 16.8% primarily due to the depreciation of the U.S. dollar and weak sales at Food Lion and Kash n’ Karry. At identical exchange rates, EBITDA would have decreased by 8.2%.

Reported earnings in the third quarter of 2002 were EUR 23.8 million. In 2001, reported earnings for the quarter were EUR -14.9 million due to an exceptional charge of EUR 73.4 million (Group share net of tax) related to the closing of Super Discount Markets and an asset impairment on Delvita. Year-to-date reported earnings were EUR 118.6 million, more than double prior year. Cash earnings in the third quarter decreased to EUR 57.9 million (EUR 92.8 million in 2001). The mark to market of treasury shares and costs related to management changes in the U.S. impacted current earnings negatively by EUR 21.2 million (EUR 16.7 million, net of tax) in the third quarter. Cash earnings are 2.0% behind prior year through nine months.

On a per share basis, reported earnings amounted to EUR 0.26 (EUR -0.16 in 2001). Cash earnings per share in the third quarter were EUR 0.63 compared to EUR 1.00 the prior year.

Delhaize Group built on its excellent first half generation of free cash flow, producing EUR 88.6 million in the third quarter. Free cash flow after capital expenditure and dividends was EUR 315.2 million year-to-date. Delhaize America generated USD 21.2 million free cash flow in the third quarter or USD 107.2 million before the intra-group dividend payment to Delhaize “Le Lion”. Since the beginning of 2001, Delhaize America has generated USD 734.4 million free cash flow, consistent with the target to generate USD 1 billion free cash flow in 2001-2003 at Delhaize America.

Since the beginning of the year, Delhaize Group has applied EUR 306.8 million free cash flow to the reduction of debt balances and has increased lease obligations by EUR 40.3 million. Combined with the weaker U.S. dollar translation, net debt in euro has decreased by EUR 684.9 million year-to-date to EUR 4.1 billion. The Group’s net debt to equity ratio at the end of September 2002 stood at 110.9% compared to 127.3% at the end of 2001.

Financial Outlook

On the basis of the first nine months results and the expected development in the last quarter of the year, Delhaize Group issues the following guidance:

•	In 2002, the sales network is expected to grow by approximately 80 stores to a total of 2,524 stores.

•	At identical exchange rates, it is expected that sales of Delhaize Group will grow in 2002 by 1.0% to 2.0% (excl. Super Discount Markets). Assuming an average exchange rate of EUR 1 = USD 0.94, this implies sales of EUR 20.6 billion to EUR 20.8 billion.

•	Delhaize America’s comparable store sales growth is projected to be in 2002 in the range of -1.0% to -1.5%.

•	At identical exchange rates, Delhaize Group expects cash earnings to decrease in 2002 between 7% and 13%, or 20% to 25% on a per share basis. Assuming an average exchange rate of EUR 1 = USD 0.94 for the year, cash earnings would be between EUR 280 million and EUR 300 million, or EUR 3.02 to EUR 3.24 per share.

•	Delhaize Belgium’s operating cash flow margin is expected to be at or above 5% in 2002.

•	Delhaize Group is on track to realize the targeted net debt to equity ratio of approximately 100% at the end of 2003.

GEOGRAPHICAL OVERVIEW

United States

In the third quarter of 2002, the sales contribution of Delhaize America to the Delhaize Group results decreased by 0.2% to USD 3.8 billion (EUR 3.9 billion) due to weak sales at Food Lion and Kash n’ Karry. Hannaford continued to perform in line with expectations in the third quarter. Comparable store sales of Delhaize America decreased by 2.0% in the third quarter of 2002. While transaction counts at Food Lion and Kash n’ Karry remained stable, the average purchase per visit decreased as consumers were exploring a variety of shopping choices to achieve the lowest price by item in their full market basket.

In the third quarter, Delhaize America opened five new or relocated stores and closed two stores, resulting in a net increase of three stores to a total of 1,475 stores. In addition, Delhaize America remodeled or expanded 28 supermarkets.

While Delhaize America achieved a 7.8% EBITDA margin for the quarter, the sales shortfall resulted in an increase in operating costs as a percentage of sales. Shrink evolved negatively due to weak sales. Gross margin also decreased due to price promotions, especially by Kash n’ Karry in Florida.

Europe

In the third quarter of 2002, Delhaize Belgium sales grew by 8.5% to EUR 857.6 million. The sales growth was due to the expansion of the store network by five stores and the rise in comparable store sales of 6.1% (3.1% adjusted for calendar effect). Internal inflation was flat due to price investments in the course of the year. EBITDA declined by 13.5%, significantly impacted by inventory shrinkage.

The third quarter validated the success of the new commercial policy that was introduced in early 2002 by Delhaize Belgium. This resulted for the second consecutive quarter in an increase of market share. The new policy allows Delhaize Belgium to maintain competitive price positioning while continuing to differentiate itself as the leading Belgian food specialist.

In the third quarter of 2002, sales in the Central and Southern European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew by 9.1% to EUR 280.6 million. In Greece, comparable store sales increased in the Trofo stores by more than 20%, while also the Alfa-Beta stores continued to perform strongly resulting in gain of market share. Delvita continued the major remodeling program of its store base, but sales were weak due to competitive store openings and floods causing the temporarily closure of several Prague stores. EBITDA of the Central and Southern European operations of Delhaize Group grew by 53.6% to EUR 12.3 million.

Asia

In the third quarter of 2002, the operations of Delhaize Group in Asia reported sales growth of 18.0% to EUR 53.6 million. At the end of the third quarter of 2002, Delhaize Group reported the opening of its 100th supermarket in Asia, including 34 in Thailand, 33 in Indonesia and 33 in Singapore. Cash flow from operations of the Asian activities of Delhaize Group was EUR 0.7 million in the third quarter.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end the third quarter of 2002, Delhaize Group’s sales network consisted of 2,495 stores. In 2001, Delhaize Group posted EUR 21.4 billion (USD 19.2 billion) in sales and cash earnings of EUR 339.0 million (USD 303.6 million). Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the quarterly consolidated accounts of Delhaize Group as at September 30, 2002. Our limited review consisted, for the most part, of analyzing and discussing financial information and was consequently less extensive than a review the purpose of which was to form an opinion on annual accounts. Our limited review did not reveal any significant adjustments which would be required to be made to the quarterly accounts as presented. — Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

DEFINITIONS

•	Cash earnings: reported earnings plus goodwill amortization, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests

•	Cash EPS: cash earnings divided by the weighted average number of shares during the period

•	Cash flow from operations: EBITDA or earnings before interest, taxes, depreciation, amortization, store closing charges in the normal course of business, exceptional items and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	Free cash flow: cash flow before financing activities less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash.

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Weighed average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

EBITDA and cash earnings are presented as additional analytical information. We do not represent EBITDA or cash earnings as alternative measures to net income, which is determined in accordance with Belgian GAAP. EBITDA and cash earnings as reported by Delhaize Group might differ from similarly titled measures by other companies.

FINANCIAL CALENDAR

•	Press release – 2002 sales	January 9, 2003
•	Press release – 2002 results	March 13, 2003
•	Press release – 2003 first quarter results	May 8, 2003

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Delhaize Group’s management will be discussing the financial results for the third quarter 2002 during an investors’ conference call that will start at 03.00 p.m. CET (09.00 a.m. EST) on November 7, 2002. To participate in the conference call, please call +44.20.8240.8240 (UK) or +1.415.217.0050 (US) and ask for “Delhaize”. The conference call will also be broadcast live over the internet on November 7, 2002 at 03.00 p.m. CET (09.00 a.m. EST) at www.delhaizegroup.com. A replay of this web cast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. EST) on November 7, 2002.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Income Statement

	Third Quarter (1)					Year-to-Date (5)

3rd Q 2002	3rd Q 2001	2002/2001		(in millions of EUR)	YTD 2002	YTD 2001	2002/2001

5,042.3	5,453.2	-7.5	%(2)	Sales	15,701.3	15,943.7	-1.5	%(6)
3,757.1	4,048.6	-7.2%		Cost of goods sold	11,632.7	11,902.0	-2.3%

1,285.2	1,404.6	-8.5%		Gross profit	4,068.6	4,041.7	+0.7%
25.5%	25.8%	-		Gross margin	25.9%	25.4%	-
(128.6)	(137.0)	-6.1%		Depreciation	(417.2)	(409.2)	+2.0%
(41.3)	(36.3)	+13.7%		Amortization of goodwill and intangibles	(129.5)	(98.4)	+31.6%
(941.5)	(991.2)	-5.0%		Salaries, miscellaneous goods and services, other operating income/expense	(2,925.0)	(2,854.5)	+2.5%

173.8	240.1	-27.7%		Operating result (EBIT)	596.9	679.6	-12.2%
3.4%	4.4%	-		EBIT margin	3.8%	4.3%	-
(117.5)	(121.8)	-3.5%		Financial income / (expense)	(363.3)	(350.5)	+3.7%

56.3	118.3	-52.5%		Earnings before income taxes and exceptional items	233.6	329.1	-29.0%
(0.4)	0.5	N/A		Other income / (expense)	(1.1)	1.0	N/A
-	(109.7)	N/A		Exceptional income / (expense)	(1.1)	(151.1)	N/A

55.9	9.1	N/A		Earnings before income taxes	231.4	179.0	+29.3%
(32.3)	(60.6)	-46.7%		Income taxes	(114.4)	(137.8)	-17.0%

23.6	(51.5)	N/A		Net earnings from consolidated companies	117.0	41.2	N/A
0.2	36.6	-99.2%		Minority interests	1.6	17.4	-90.6%

23.8	(14.9)	N/A		Reported earnings	118.6	58.6	+102.3%
57.9	92.8	-37.6%		Cash earnings	221.7	226.1	-2.0%

0.26	(0.16)	N/A		Reported EPS (in EUR)	1.29	0.78	+65.6%
0.63	1.00	-37.3	%(3)	Cash EPS (in EUR)	2.41	3.00	-19.8	%(7)

92,062,054	92,392,704	-0.4%		Weighted average number of shares	92,071,717	75,351,344	+22.2%
92,392,704	92,392,704	N/A	(4)	Number of shares outstanding at the end of the 3rd quarter	92,392,704	92,392,704	N/A	(8)

(1)	Delhaize America is fully consolidated since April 26, 2001, and Trofo since January 1, 2001. Super Discount Markets is consolidated until November 12, 2001.
(2)	Organic sales growth: +2.0%.
(3)	-29.9% at identical exchange rates.
(4)	In the third quarter of 2002, Delhaize Group repurchased 30,000 own shares and used 37,947 shares primarily in conjunction with stock option exercises. At the end of September 2002, Delhaize Group owned 325,304 treasury shares.
(5)	Delhaize America is fully consolidated since April 26, 2001, and Trofo since January 1, 2001. Super Discount Markets is consolidated until November 12, 2001.
(6)	Organic sales growth: +2.6%
(7)	-17.2% at identical exchange rates.
(8)	In the first nine months of 2002, Delhaize Group repurchased 263,200 own shares and used 236,348 shares primarily in conjunction with stock option exercises. At the end of September 2002, Delhaize Group owned 325,304 treasury shares.

Pro-forma Income Statement

	Third Quarter (1)					Year-to-Date (5)

3rd Q 2002	3rd Q 2001	2002/2001		(in millions of EUR)	YTD 2002	YTD 2001	2002/2001

5,042.3	5,379.2	-6.3	%(2)	Sales	15,701.3	15,711.4	-0.1	%(6)
3,757.1	3,992.2	-5.9%		Cost of goods sold	11,632.7	11,727.2	-1.0%

1,285.2	1,387.0	-7.3%		Gross profit	4,068.6	3,984.2	+2.1%
25.5%	25.8%	-		Gross margin	25.9%	25.4%	-
(128.6)	(145.0)	-11.4%		Depreciation	(417.2)	(433.3)	-3.7%
(41.3)	(44.8)	-7.7%		Amortization of goodwill and intangibles	(129.5)	(134.2)	-3.5%
(941.5)	(972.9)	-3.3%		Salaries, miscellaneous goods and services, other operating income/expense	(2,925.0)	(2,797.0)	+4.6%

173.8	224.3	-22.5%		Operating result (EBIT)	596.9	619.7	-3.7%
3.4%	4.2%	-		EBIT margin	3.8%	3.9%	-
(117.5)	(118.8)	-1.0%		Financial income / (expense)	(363.3)	(341.4)	+6.4%

56.3	105.5	-46.7%		Earnings before income taxes and exceptional items	233.6	278.3	-16.1%
(0.4)	0.5	N/A		Other income / (expense)	(1.1)	1.0	N/A
-	(19.2)	N/A		Exceptional income / (expense)	(1.1)	(60.6)	N/A

55.9	86.8	-35.7%		Earnings before income taxes	231.4	218.7	+5.8%
(32.3)	(52.0)	-37.8%		Income taxes	(114.4)	(111.8)	+2.3%

23.6	34.8	-32.6%		Net earnings from consolidated companies	117.0	106.9	+9.4%
0.2	(0.5)	N/A		Minority interests	1.6	0.7	+122.2%

23.8	34.3	-30.8%		Reported earnings	118.6	107.6	+10.2%
57.9	90.1	-35.7%		Cash earnings	221.7	264.0	-16.0%

0.26	0.37	-30.7%		Reported EPS (in EUR)	1.29	1.17	+10.3%
0.63	0.98	-35.6	%(3)	Cash EPS (in EUR)	2.41	2.86	-15.9	%(7)

92,062,054	92,183,084	-0.1%		Weighted average number of shares	92,071,717	92,170,712	-0.1%
92,392,704	92,392,704	N/A	(4)	Number of shares outstanding at the end of the 3rd quarter	92,392,704	92,392,704	N/A	(8)

(1)	Third quarter 2001 figures of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America from January 1, 2001, and to deconsolidate Super Discount Markets from the same date.
(2)	Organic sales growth: +2.0%
(3)	-27.9% at identical exchange rates.
(4)	In the third quarter of 2002, Delhaize Group repurchased 30,000 own shares and used 37,947 shares primarily in conjunction with stock option exercises. At the end of September 2002, Delhaize Group owned 325,304 treasury shares.
(5)	Year-to-date 2001 figures of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America from January 1, 2001, and to deconsolidate Super Discount Markets from the same date
(6)	Organic sales growth: +2.6%.
(7)	-13.3% at identical exchange rates.
(8)	In the first nine months of 2002, Delhaize Group repurchased 263,200 own shares and used 236,348 shares primarily in conjunction with stock option exercises. At the end of September 2002, Delhaize Group owned 325,304 treasury shares.

Balance Sheet (1)

(in millions of EUR)	September 30, 2002	June 30, 2002	December 31, 2001

Assets
Fixed assets	8,409.3	8,362.1	9,135.1
Goodwill	3,247.7	3,256.3	3,445.9
Other intangible assets	1,236.3	1,238.5	1,437.9
Tangible assets	3,881.0	3,821.1	4,216.9
Financial assets	44.3	46.2	34.4
Current assets	2,784.4	2,827.9	2,950.7
Inventories	1,695.0	1,721.3	1,861.7
Receivables and other assets	598.4	604.9	679.6
Treasury shares	5.3	15.8	17.5
Cash and short-term investments	485.7	485.9	391.9
Total assets	11,193.7	11,190.0	12,085.8

Liabilities
Group equity	3,687.5	3,647.2	3,751.6
Shareholder’s equity	3,655.1	3,614.5	3,716.0
Minority interests	32.4	32.7	35.6
Provisions and deferred tax liabilities	861.6	856.7	993.3
Long-term debt	4,089.3	4,082.7	4,546.2
of which financial debt	4,075.0	4,068.6	4,529.9
Current liabilities	2,555.3	2,603.4	2,794.7
of which financial liabilities	501.7	558.2	637.8
Total liabilities	11,193.7	11,190.0	12,085.8

Net debt	4,091.0	4,140.9	4,775.9
Net debt to equity ratio	110.9%	113.5%	127.3%

(1)	USD exchange rate at the end of the third quarter of 2002:1 EUR = 0.9860 USD.
USD exchange rate at the end of the second quarter of 2002:1 EUR = 0.9975 USD.
USD exchange rate at the end of 2001: 1 EUR = 0.8813 USD.

Cash Flow Statement

Third Quarter	Year-to-Date

3rd Q 2002	(in millions of EUR)	YTD 2002

	Operating activities
23.6	Income before minority interests	117.0
	Adjustments for
169.9	Depreciation and amortization	546.7
130.8	Income taxes and interest expenses	435.2
13.2	Other non-cash items	24.7
(85.3)	Changes in working capital requirement	54.8
(4.6)	Uses of provisions for liabilities and deferred taxation	(25.0)
(24.5)	Interests paid	(230.2)
5.6	Income taxes paid	(49.5)
228.7	Net cash provided by operating activities	873.7

	Investing activities
(0.2)	Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(9.5)
(148.6)	Purchase of intangible, tangible and financial assets, net of sales (1)	(430.6)
8.7	Other investing activities	17.4
(140.1)	Net cash used in investing activities	(422.7)

88.6	Cash flow before financing activities	451.0

	Financing activities
0.5	Proceeds from the exercise of share warrants and stock options	4.9
(0.7)	Treasury shares repurchased	(13.3)
(41.0)	Additions to (repayments of) long-term loans (net of direct financing costs)	(54.7)
(62.1)	Additions to (repayments of) short-term loans	(115.9)
-	Dividend and directors remuneration paid (incl. Dividend from subsidiaries to minority interest)	(135.8)
(103.3)	Net cash used-in financing activities	(314.8)

14.5	Effect of foreign exchange translation differences and change of scope in consolidation	(35.2)
(0.2)	Net increase (decrease) in cash and cash equivalents	101.0
485.9	Cash & cash equivalents at beginning of period	384.7	(2)
485.7	Cash & cash equivalents at end of period	485.7

88.6	Free cash flow after dividend payments	315.2

(1)	Capital expenditure: EUR 147.5 million in the third quarter of 2002 (EUR 434.4 million for the first nine months 2002).

(2)	To reconcile with the cash and short-term investments amount reported in the balance sheet as of December 31, 2001, an amount of EUR 7.2 million should be deducted, representing bank overdrafts.

Geographical Contribution (in millions)

		Third Quarter 2002

		Sales			EBITDA

		3rd Q	3rd Q	2002	3rd Q	3rd Q	2002	% of
		2002	2001	/2001	2002	2001	/2001	Sales

United States (1)	USD	3,810.1	3,883.1	-1.9%	298.7	328.5	-9.1%	7.8%
of which Delhaize America		3,810.1	3,816.8	-0.2%	298.7	329.0	-9.2%	7.8%
Belgium	EUR	857.6	790.2	+8.5%	33.8	39.2	-13.5%	3.9%
Other Europe (2)	EUR	280.6	257.2	+9.1%	12.3	8.0	+53.6%	4.4%
Asia (3)	EUR	53.6	45.4	+18.0%	0.7	0.8	-15.5%	1.3%
Corporate	EUR	—	—	N/A	(2.8)	(2.6)	+10.3%	N/A

TOTAL	EUR	5,042.3	5,453.2	-7.5%	344.7	414.3	-16.8%	6.8%

		Year-to-Date 2002

		Sales			EBITDA

		YTD	YTD	2002	YTD	YTD	2002	% of
		2002	2001	/2001	2002	2001	/2001	Sales

United States (1)	USD	11,299.9	11,343.8	-0.4%	923.2	939.8	-1.8%	8.2%
of which Delhaize America		11,299.9	11,135.8	+1.5%	923.2	939.7	-1.8%	8.2%
Belgium	EUR	2,500.3	2,363.1	+5.8%	117.1	121.9	-3.9%	4.7%
Other Europe (2)	EUR	848.2	780.9	+8.6%	34.2	29.1	+17.4%	4.0%
Asia (3)	EUR	160.6	133.6	+20.2%	1.8	1.8	-2.2%	1.1%
Corporate	EUR	—	—	N/A	(9.1)	(9.1)	+0.7%	N/A

TOTAL	EUR	15,701.3	15,943.7	-1.5%	1,140.0	1,193.1	-4.5%	7.3%

(1)	Average exchange rate third quarter 2002: 1 EUR = 0.9838 USD (average exchange rate third quarter 2001: 1 EUR = 0.8903 USD). The results of Delhaize America are in Belgian GAAP. Average exchange rate first nine months 2002: 1 EUR = 0.9268 USD (average exchange rate first nine months 2001: 1 EUR = 0.8956 USD). Super Discount Markets is consolidated until November 12, 2001.

(2)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

(3)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Pro-forma (1) Geographical Contribution (in millions)

		Third Quarter 2002

		Sales			EBITDA

		3rd Q	3rd Q	2002	3rd Q	3rd Q	2002	% of
		2002	2001	/2001	2002	2001	/2001	Sales

United States (2)	USD	3,810.1	3,816.8	-0.2%	298.7	329.0	-9.2%	7.8%
of which Delhaize America		3.810.1	3,816.8	-0.2%	298.7	329.0	-9.2%	7.8%
Belgium	EUR	857.6	790.2	+8.5%	33.8	39.2	-13.5%	3.9%
Other Europe (3)	EUR	280.6	257.2	+9.1%	12.3	8.0	+53.6%	4.4%
Asia (4)	EUR	53.6	45.4	+18.0%	0.7	0.8	-15.5%	1.3%
Corporate	EUR	—	—	N/A	(2.8)	(2.6)	+10.3%	N/A

TOTAL	EUR	5,042.3	5,379.2	-6.3%	344.7	414.9	-16.9%	6.8%

		Year-to-Date 2002

		Sales			EBITDA

		YTD	YTD	2002	YTD	YTD	2002	% of
		2002	2001	/2001	2002	2001	/2001	Sales

United States (2)	USD	11,299.9	11,135.8	+1.5%	923.2	939.7	-1.8%	8.2%
of which Delhaize America		11,299.9	11,135.8	+1.5%	923.2	939.7	-1.8%	8.2%
Belgium	EUR	2,500.3	2,363.1	+5.8%	117.1	121.9	-3.9%	4.7%
Other Europe (3)	EUR	848.2	780.9	+8.6%	34.2	29.1	+17.4%	4.0%
Asia (4)	EUR	160.6	133.6	+20.2%	1.8	1.8	-2.2%	1.1%
Corporate	EUR	—	—	N/A	(9.1)	(9.1)	+0.7%	N/A

TOTAL	EUR	15,701.3	15,711.4	-0.1%	1,140.0	1,193.0	-4.4%	7.3%

(1)	2001 figures (third quarter or first nine months) of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America from January 1, 2001, and to deconsolidate Super Discount Markets from the same date.

(2)	Average exchange rate third quarter 2002: 1 EUR = 0.9838 USD (third quarter 2001: 1 EUR = 0.8903 USD). The results of Delhaize America are in Belgian GAAP. Average exchange rate first nine months 2002: 1 EUR = 0.9268 USD (first nine months 2001: 1 EUR = 0.8956 USD).

(3)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

(4)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

12

Earnings Reconciliation

Third Quarter						Year-to-Date

3rd Q 2002	3rd Q 2001		2002/2001		(in millions of EUR)	YTD 2002		YTD 2001		2002/2001

23.8	(14.9)		N/A		Reported earnings	118.6		58.6		+102.3%

					Add (subtract):
1.0		0.9		+14.9%	Store closings in the normal course of business		(3.6)		5.9	N/A
(0.4)		(0.3)		+15.0%	Taxes and minority interests on store closings		1.3		(3.0)	N/A
41.3		36.3		+13.7%	Amortization of goodwill and intangibles		129.5		98.4	+31.6%
(7.8)		(2.6)		N/A	Taxes and minority interests on amortization of goodwill and Intangibles		(24.8)		(23.4)	+5.6%
-		109.7		N/A	Exceptional result		1.1		151.1	N/A
-		(36.3)		N/A	Taxes and minority interests on exceptional income / (expense)		(0.4)		(61.5)	N/A

57.9	92.8		-37.6%		Cash earnings	221.7		226.1		-2.0%

Reported Earnings to EBITDA Reconciliation

Third Quarter					Year-to-Date

3rd Q 2002	3rd Q 2001		2002/2001	(in millions of EUR)	YTD 2002		YTD 2001		2002/2001

23.8	(14.9)		N/A	Reported earnings	118.6		58.6		+102.3%
				Add (substract):
(0.2)		(36.6)	-99.2%	Minority interests		(1.6)		(17.4)	-90.6%
32.3		60.6	-46.7%	Income taxes		114.4		137.8	-17.0%
-		109.7	N/A	Exceptional income / (expense)		1.1		151.1	N/A
0.4		(0.5)	N/A	Other income / (expense)		1.1		(1.0)	N/A
117.5		121.8	-3.5%	Financial income / (expense)		363.3		350.5	+3.7%
128.6		137.0	-6.1%	Depreciation		417.2		409.2	+2.0%
41.3		36.3	+13.7%	Amortization of goodwill and intangibles		129.5		98.4	+31.6%
1.0		0.9	+14.9%	Store closings in the normal course of business		(3.6)		5.9	N/A

344.7	414.3		-16.8%	EBITDA	1,140.0		1,193.1		-4.5%
6.8%	7.6%			As % of sales	7.3%		7.5%

Number of Stores

	End of 3rd Q 2002	Change 3rd Q 2002	End of 2nd Q 2002	End of 2001	End of 2002 Planned

United States	1,475	+3	1,472	1,459	1,484
Belgium	698	+5	693	675	708
Greece (1)	103	—	103	104	104
Czech Republic	92	-2	94	94	92
Slovakia	16	—	16	16	16
Romania	11	—	11	10	14
Thailand	34	+4	30	26	36
Indonesia	33	+2	31	29	34
Singapore	33	+2	31	31	36

TOTAL	2,495	+14	2,481	2,444	2,524

(1)	Excluding ENA-franchised stores.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended September 28, 2002 and September 29, 2001 and for the 39 weeks ended September 28, 2002 and September 29, 2001
(Dollars in thousands)

	13 Weeks	13 Weeks	39 Weeks	39 Weeks
	Sep. 28, 2002	Sep. 29, 2001	Sep. 28, 2002	Sep. 29, 2001

	(A)	(B)	(C)	(D)	A%	B%	C%	D%

Net sales and other revenues	$3,816,198	$3,822,390	$11,317,410	$11,152,237	100.00	100.00	100.00	100.00
Cost of goods sold	2,856,531	2,851,378	8,442,575	8,331,984	74.85	74.60	74.60	74.71
Selling and administrative expenses	790,185	791,708	2,336,868	2,308,814	20.71	20.71	20.65	20.70
Merger expense	—	—	—	39,713	0.00	0.00	0.00	0.36

Operating income	169,482	179,304	537,967	471,726	4.44	4.69	4.75	4.23
Interest expense, net	83,601	87,902	254,170	259,900	2.19	2.30	2.25	2.33
Net gain from extinguishment of debt	882	—	882	—	0.02	0.00	0.01	0.00
Net other loss from extinguishment of debt	260	—	260	—	0.01	0.00	0.00	0.00

Income before income taxes	86,503	91,402	284,419	211,826	2.26	2.39	2.51	1.90
Provision for income taxes	34,445	45,508	112,307	102,337	0.90	1.19	0.99	0.92

Income before cumulative effect of change in accounting principle	$52,058	$45,894	$172,112	$109,489	1.36	1.20	1.52	0.98
Cumulative effect of change in accounting principle, net of tax	—	—	284,097	—	0.00	0.00	2.51	0.00

Net (loss)/ income	$52,058	$45,894	$(111,985)	$109,489	1.36	1.20	(0.99)	0.98

EBITDA	$286,349	$317,918	$882,339	$909,434

EBITDA is defined by our company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which is determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA might differ from similarly titled measures for other companies.

DELHAIZE AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Dollars in thousands)	September 28, 2002	December 29, 2001

Assets
Current assets:
Cash and cash equivalents	$249,581	$137,206
Receivables	123,934	198,158
Receivable from affiliate	11,718	14,718
Income tax receivable	—	8,429
Inventories	1,231,380	1,239,470
Prepaid expenses	42,800	28,250
Deferred tax assets	9,206	6,169

Total current assets	1,668,619	1,632,400

Property and equipment, net	2,990,604	3,011,279
Goodwill, net	2,907,305	3,273,385
Intangibles, net	828,782	885,455
Reinsurance recoverable	106,065	104,118
Other assets	90,867	63,361

Total assets	$8,592,242	$8,969,998

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$—	$140,000
Accounts payable	691,128	693,729
Dividend payable	—	86,093
Accrued expenses	409,494	305,364
Capital lease obligations — current	31,007	38,118
Long term debt — current	28,022	17,890
Other liabilities — current	30,915	32,534
Income tax payable	60,684	—

Total current liabilities	1,251,250	1,313,728

Long-term debt	2,998,652	3,065,446
Capital lease obligations	700,452	675,746
Deferred income taxes	304,283	459,525
Other liabilities	251,255	265,784

Total liabilities	5,505,892	5,780,229

Shareholders’ equity:
Class A non-voting common stock	53,222	53,149
Class B voting common stock	37,645	37,645
Accumulated other comprehensive income/(loss), net of tax	(60,816)	(64,471)
Additional paid-in capital, net of unearned compensation	2,464,657	2,452,945
Retained earnings	591,642	710,501

Total shareholders’ equity	3,086,350	3,189,769

Total liabilities and shareholders’ equity	$8,592,242	$8,969,998

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	39 Weeks

	Sept. 28, 2002	Sept. 29, 2001

Cash flows from operating activities
Net (loss) / income	$(111,985)	$109,489
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	284,097	—
Depreciation and amortization	345,080	390,972
Non-cash portion of merger expense	—	21,682
Non-cash portion of merger expense- parent acquisition	—	11,708
Amortization of debt fees/costs	1,507	905
Non-cash portion of debt premium/discount	852	734
Amortization of deferred loss on derivative	6,378	5,940
Accrued interest on rate swap	(4,780)	—
Loss (Gain) on disposals of property and capital lease terminations	298	(210)
Store closing provisions/recovery	(3,293)	5,250
Net gain from extinguishment of debt	(882)	—
Net other loss from extinguishment of debt	260	—
Deferred income taxes	5,035	(6,155)
Other	9,726	3,665
Changes in operating assets and liabilities which provided (used) cash:
Receivables	78,789	18,605
Net receivable from affiliate	2,930	—
Reinsurance recoverable	—	(107,426)
Income tax receivable	8,429	82,483
Inventories	8,090	56,692
Prepaid expenses	(14,550)	(11,305)
Other assets	(1,544)	(4,123)
Accounts payable	(2,601)	1,497
Accrued expenses	109,413	77,351
Income taxes payable	60,684	27,037
Other liabilities	(14,802)	(14,178)

Total adjustments	879,116	561,124

Net cash provided by operating activities	767,131	670,613

Cash flows from investing activities
Capital expenditures	(333,383)	(293,473)
Proceeds from disposal of property	11,654	22,276
Other investment activity	(1,565)	(816)

Net cash used in investing activities	(323,294)	(272,013)

Cash flows from financing activities
Net payments under short-term borrowings	(140,000)	(2,600,000)
Proceeds from issuance of long-term debt	—	2,600,000
Principal payments on long-term debt	(76,238)	(124,697)
Principal payments on capital lease obligations	(22,328)	(23,292)
Direct financing costs	—	(23,105)
Dividends paid	(86,023)	(28,572)
Parent common stock repurchased	(11,459)	(16,723)
Proceeds from issuance of Parent common stock for options	4,586	7,617
Cash used to settle derivative instruments	—	(214,071)

Net cash used in financing activities	(331,462)	(422,843)

Net increase (decrease) in cash and cash equivalents	112,375	(24,243)
Cash and cash equivalents at beginning of period	137,206	135,636

Cash and cash equivalents at end of period	$249,581	$111,393

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents

Non-cash items:
Capital lease adds	37,331	42,012
Capital lease retirements	1,882	8,376
Change in reinsurance recoverable and other liabilities	1,947	—
Investment in WWRE	3,000	—
Acquisition of Hannaford — final allocation of purchase price	—	28,194
Excess purchase price related to parent acquisition	—	913,969
LIFO fair value adjustment related to parent acquistion	—	78,623
Delhaize Group Share Exchange — final adjustment to purchase price allocation:
Property	44,433	—
Deferred income taxes	43,752	—
Capital lease obligations	4,475	—
Accrued expenses	5,156	—
Reclassification of deferred taxes to goodwill related to intangible assets that did not meet the separability criteria of SFAS No. 141	117,895	—

DELHAIZE AMERICA, INC.
Financial and Statistical Data
(Dollars in millions)
(unaudited)

	Third Quarter ended		Year to date

	Sept. 28,	Sept. 29,	Sept. 28,	Sept. 29,
	2002	2001	2002	2001

Operating cash flow:
Net income (loss)	$52.1	$45.9	$(112.0)	$109.5
Add (subtract):
Cumulative effect of change in accounting principle	—	—	284.1	—
Income taxes	34.4	45.5	112.3	102.3
Interest expense	83.6	87.9	254.2	259.9
Depreciation	106.0	97.2	316.6	299.3
Amortization of intangible assets	9.4	39.1	28.4	91.7
Store closing provision	0.8	1.7	(3.3)	5.2
Net gain from extinguishment of debt	(0.9)	—	(0.9)	—
Net other loss from extinguishment of debt	0.3	—	0.3	—
Merger expense	—	—	—	39.7
LIFO expense	0.6	0.6	2.6	1.8

Total operating cash flow (FIFO EBITDA)	$286.3	$317.9	$882.3	$909.4

As a percent of sales	7.5%	8.3%	7.8%	8.2%
Calculation of cash earnings :
Net income	$52.1	$45.9	($112.0)	$109.5
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	284.1	—
Store closing provision	0.5	1.1	(2.0)	3.2
Gain/Loss from extinguishment of debt	(0.6)	—	(0.6)	—
Other income/loss from extinguishment of debt	0.2	—	0.2	—
Merger expense	—	—	0.0	24.6
Amortization of intangibles	5.9	37.9	17.7	88.3

Cash earnings	$58.1	$84.9	$187.4	$225.6

Other information:
Stores opened	5	11	26	40
Stores acquired	0	0	0	0
Stores closed	2	1	10	7
Stores renovated	28	32	92	117

Total stores			1,475	1,453
Capital expenditures	$130.5	$102.6	$333.4	$293.5

Total square footage (in millions)			54.1	53.0
Square footage increase			2%	4%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	November 7, 2002	By:	/s/ Michael R. Waller

Michael R. Waller Senior Vice President